FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July 2008 (Report No.2)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X               Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes _______                 No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A





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                                    CONTENTS

Results of 2008 Annual General Meeting of Shareholders

At the annual general meeting of shareholders of the Registrant held on July 3, 2008, the shareholders approved the following proposals, which are described in more detail in the proxy statement of the Registrant that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on May 29, 2008:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) election of Yair Shamir, Moshe Nir and Amiram Levinberg as outside directors;

         (3)   approval of compensation to our independent directors;

         (4) approval of the grant to Eric Paneth and Izhak Tamir of share options with vesting contingent upon the Company's generating significant revenues or undergoing a change of control; and

         (5) reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors.

The proposal to approve Eric Paneth to serve as both our Chairman of the Board and Chief Executive Officer was not approved at the meeting. Our Audit Committee and Board of Directors have therefore resolved that Izhak Tamir will serve as Chairman of the Board and continue to serve as President. Eric Paneth will continue to serve as Chief Executive Officer and as a member of the Board of Directors.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ORCKIT COMMUNICATIONS LTD.


Date: July 30, 2008                 By:/s/ Adam M. Klein
                                       ----------------------
                                    Adam M. Klein for Izhak Tamir,
                                    President, pursuant to authorization